OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Apparent Energy, Inc.

295 East Main St
#1
Ashland, OR 97520

www.apparent-energy.com

4,000 minimum shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

THE OFFERING

Maximum 428,000* shares of common stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 4,000 shares of common stock ($10,000)

Company	Apparent Energy, Inc.
Corporate Address	295 East Main St #1 Ashland, OR 97520
Description of Business	Renewable Energy Company
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$2.50
Minimum Investment Amount (per investor)	$100.00

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist. Please see "Transferability of Securities."

	Number of Shares	**Price to Public**	**Underwriting discounts and commissions***	**Proceeds to the Company****
Per Share	1	$2.50	$0.00	$2.50
Minimum Offering	4,000	$10,000	$0.00	$10,000

Maximum Offering	428,000	$1,070,000	$0.00	$1,070,000

* We will not use commissioned sales agents or underwriters.

** Does not include expenses of the offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be $70,000 in the aggregate if we achieve the maximum offering amount. See "Use of Proceeds."

The 10% Bonus for StartEngine Shareholders

The Company will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with a minimum of $1,000 investment in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

This means that such shareholders of StartEngine will receive a bonus for any shares purchased in the first 24 hours. For example, if a StartEngine investor buys 40 shares of Common Stock at $2.50 / share, he or she will receive 4 Common Stock bonus shares, meaning he or she will own 44 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid to StartEngine Crowdfunding Inc. investors for one year from the time the investor receives their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The Company's Business

Description of Business

We are in the initial phase of developing and marketing power modification processes that will impact how electricity is generated, stored, consumed and exchanged. We expect these new processes to open gateways to more efficient and more flexible delivery of energy.

We will design, market and sell electrical power conversion products using our proprietary Dielectric Energy Converter technology ("**DEC**"). DEC is a proprietary power conversion technology that improves upon existing power conversion technologies in key product metrics, such as size and weight, while providing built-in isolation, bi-directional, and multi-port capabilities. DEC technology uses standardized hardware with application specific embedded software; the Company is also in the process of adding a data collection feature. Our advanced technology is important to our business and we make significant investments in research and development and protection of our intellectual property. As of March 1, 2018, we have two U.S. patents issued related to electrical motors and DEC.

We anticipate selling our products primarily to systems integrators for inclusion in turn-key systems. This will enable end users to manage their electricity needs by integrating renewable energy sources and forming their own microgrid. Our products are made by contract manufacturers to our specifications, enabling us to scale production to meet demand on a cost-effective basis without requiring significant expenditures on manufacturing facilities and equipment. As our products establish a foothold in key power conversion markets, we may begin to focus on licensing our proprietary DEC-based product designs to Original Equipment Manufacturers ("**OEM**") to reach more markets and customers. We may seek to build a portfolio of relationships that generate license fees and royalties from OEMs for sales of their products that integrate DEC technology.

Sales, Supply Chain, & Customer Base

We will sell our products primarily to system integrators for installation as part of a turn-key system that provides end users with a complete solution for managing their energy consumption. We will also sell our products through distribution channel partners. Before agreeing to integrate our products into a system, the system integrator engages in a rigorous process of testing and evaluating our equipment for use. This typically takes a minimum of three months and can take as long as one year, or more.

For certain geographic markets and applications, we may seek to enter into licensing agreements that would enable licensees to build our products for sale in local markets. We may also license product designs to global brands for specific applications.

We have an agreement with one of our contract manufacturers in which we provide a rolling forecast of our expected demand. We believe there are many contract manufacturers that are qualified to manufacture our products to our specifications.

Typically, our contract manufacturers are responsible for the sourcing of product components and materials. Our strategy is to have multiple suppliers for all of our components and materials.

Competition

We will compete against well-established incumbent power conversion technology providers. For our target markets, we believe that DEC may provide significant competitive advantages, such as lower cost and better performance, compared to the traditional power conversion solutions sold by well-established power conversion technology providers.

Liabilities and Litigation

We are not a party to any material legal proceedings. As we expand our business and operations, we may be subject to legal proceedings and claims arising in the ordinary course of our business.

The Team

Officers and Directors

Bill Patridge	President, CEO, and Director
Hani Hajje	Founder and Director
Nick Baida	Vice President of Product Development
Nagaraj Murphy	Director
William Go	Director

Bill Patridge
Over a career that spans four decades, Bill has served as President and CEO of four privately held companies, each of which he later took public on NASDAQ: Future Communities, a building conglomerate, Growth Sciences, a scientific and research development company, Patco Industries, a law enforcement products company, and Applied Laser Systems, a laser module manufacturer. Bill was directly responsible for raising over $30,000,000 for Applied Laser Systems. Since 2014 Bill has been the President and CEO of Apparent Energy. He is also President and CEO of Hedgebrook Inc., a shell company, from 2012 -Present.

Hani Hajje
Hani Hanjje is a co-founder of Apparent Energy and has been a board member of the Company since 2012.

Nick Baida
Nick Baida is the owner of 7 businesses and 6 patents. Since Nick became an Officer of the Company in August 2017, the Company has moved forward in a positive note by creating structure and teamwork to achieve our goals. Nick is also one of the engineers behind our patents. Nick has been the CEO and owner of Sunshine Large Load Laundry since 2007 - Present, and NBC Incorporated, a company that buys and sells houses for profit, since 1998 - Present.

Nagaraj Murphy
Nagaraj Murphy has been a board member since 2014. He is a dentist practicing in Southern California and an investor in various companies.

William Go

William Go started as an engineer with Cisco Systems. Since that time he has worked in the investment world managing investments. Since 2014 William Go has been a managing partner of Johnny Carino's restaurant chain. William Go has been a board member of Apparent Energy since 2017.

Number of Employees: 6; 2 of the above Officers are full time

Related Party Transactions

Stockholders and potential stockholders / related parties have provided funds throughout the years to the Company pursuant to the issuance and sale of promissory notes and convertible notes, bearing interest at 3% per annum. As of March 1st, 2018, notes in the principal amount of $187,800 were outstanding and no repayment schedule had been determined. No proceeds raised in this offering will be used to pay back any related party loans. Additionally, on February 12th, 2018 the Board of Directors authorized the Company to issue notes convertible up to $200,000 at $0.50 per share to raise emergency funds. The notes will bear interest at 3% per annum, to date, no such notes have been issued. See also Note 5 to the reviewed financial statements, below.

One of our investors, who owns multiple stores that sell batteries and golf carts, plans to implement our products in his distribution in the U.S. through a licensing agreement.

Leases: The Company leases office space on verbal month to month terms from Hani Hajje, one of the Company's original founders, stockholder and director. Additionally, he allows the Company to accrue rent due to him on an as needed basis. At December 31, 2017, the lease includes base rent of $1,100 per month plus utilities, insurance and taxes being passed on to the Company. For the years ended December 31, 2017, 2016, and 2015, the Company incurred a total out of pocket expense of $16,803; $8,235 and $7,867, respectively, under this lease agreement.

RISK FACTORS

These are the principal risks that related to the Company and its business:

Start-Up Company; Lack of Operating History; Lack of Revenue; No Assurance of Growth or Profitability

The Company was incorporated on November 1, 2013. Thus, the Company has a very limited operating history on which to base an evaluation of its business prospects in connection with an investment in the Shares. The Company's prospects must be considered in light of the risks, delays, expenses, and difficulties frequently encountered in connection with the establishment and continuation of a business in a highly competitive environment. To address these risks, the Company must, among other things, respond to competitive developments, continue to attract, retain, and motivate qualified persons, and continue to upgrade its technologies and commercialize products and services incorporating such technologies. There can be no assurance that the Company will be successful in addressing these risks. No assurance can be given that the Company will successfully implement any of its plans in a timely or effective manner and when, if ever, the Company can generate revenues or operate profitably. The Company believes that its growth and profitability will depend in large part on its ability to (i) deliver innovative technology, (ii) obtain global companies as customers, and (iii) supplant the world's dependence on current power conversion technologies. Our market is an established market with a high level of saturation.

- **Competition** The Company will compete against well-established incumbent power conversion technology providers. The Company's current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases, and significantly greater financial, technical and marketing resources than the Company. Competitive pressures created by any one of these companies, or by the Company's competitors collectively, could materially adversely affect the Company's business, operating results or financial condition.
- **Management of Growth** The Company anticipates rapid expansion over the near term as it aggressively markets its products for sale. The Company's hope for rapid growth is expected to place a significant strain on the Company's managerial, operational and financial resources. To manage its growth, the Company plans to implement and improve its operational and financial systems and to expand, train and manage its employee base. Further, the Company will be required to manage multiple relationships with various customers and other third parties. Although the Company believes that it has made adequate allowances for the costs and risks associated with this expansion, there can be no assurance that the Company's systems, procedures, or controls will be adequate to support the Company's operations or that Company management will be able to achieve the rapid execution necessary to fully exploit the market window for the Company's products and services. If the Company is unable to manage growth effectively, the Company's business, operating results, and financial condition will be materially adversely affected.
- **Contract Manufacturing** The Company uses contract manufacturers to manufacture its products to Company specifications. Although the Company believes there are many contract manufacturers qualified to manufacture the Company's products to Company specifications, any failure of one of the Company's contract manufacturers may delay the production of Company products, which in turn may materially adversely affect the Company's business, operating results, and financial condition. Several of the Company's contract manufacturers are also responsible for the sourcing of product components and materials. The Company has multiple sources for most of its components, but a limited number of components are single-sourced. If the Company or any of its contract manufacturers fail to obtain sourcing for any product components or materials, the production of the Company's products may be delayed.
- **Industry Certifications** Industry certifications are generally required for our products. UL1741 is the main U.S. certification requirement. A National Recognized Testing Laboratory must certify Company products for conformance to UL1741 before the Company's customers may install and use Company products in grid-tied applications in the U.S. The Company intends to use both Underwriters Laboratories and Intertek for its certification requirements. The European Union, Japan, and other major jurisdictions have different certification test procedures, but generally test for similar safety and performance capabilities as the U.S. Local certifications will likely be required to sell Company products

outside of the U.S. for many applications. To date, the Company has not received any international certifications on its products. The Company has deployed a few products in foreign countries as demonstrations and as test projects in laboratories or microgrid applications, which may be exempt from the certification requirements. The Company expects to start the certification process in one or more international markets in 2018. Although the Company does not expect any problems with obtaining the required industry certifications, no assurance can be given that all required certifications will be obtained on a timely basis.

- **Government Regulation** Government approval is not required for the Company to sell its products. The Company is in the process of establishing a company in India and will be producing their products with manufacturers in India; this new company will be owned and operated by the Company. However, government support for renewable energy, grid storage, electric vehicle charging infrastructure, and improved grid resiliency, including incentives and mandates, may impact the size and growth rate of the Company's target markets. Utility regulations and support may also impact these end markets. In the near term, government and utility support is generally required for these markets to grow, and therefore any changes in government utility policy may limit the near-term market opportunities for the Company's products.
- **Uncertain Protection of Intellectual Property** The Company's success and ability to compete is dependent in large part upon the Company's proprietary technology. The Company relies on a combination of patents, intellectual property laws, confidentiality procedures, and contractual restrictions with its employees and others to establish and protect its intellectual property rights. In addition, the software shipped with Company products is encrypted. As of March 1st, 2018, the Company has two issued U.S. patents, one pending U.S. patent, and two pending international patents. Because the Company creates new technology from time to time as part of the Company's ongoing operations, certain proprietary technology of the Company has not yet been submitted for patent protection. Additionally, the Company has no trademark or trade name protection. Although the Company believes that it may have a reasonable chance of patent protection in the future for some or all of its currently unpatented proprietary technology, there can be no assurance that such protection will be obtained. The Company believes that factors such as: the technological and creative skills of its personnel, new product developments, possibility of being first to market, and reliable product maintenance may be as essential as intellectual property protection in establishing and maintaining a technology leadership position. No assurance can be given that the Company's technology will not be copied. The DEC technology is the cornerstone to the Company's success, and there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. The Company has entered into confidentiality and invention assignment agreements with its engineering team, confidentiality agreements with its consultants, and it generally controls access to and distribution of its technology, documentation and other proprietary information. The Company has also entered into nondisclosure agreements with parties with which it conducts business in order to limit access to and disclosure

of its proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, to develop similar technology independently, or to enjoin the Company's use of technology obtained by its employees and contractors while working for such party. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results or financial condition.

- **Potential Liability** A malfunction of the Company's technology could involve potentially significant risks of statutory, contractual, tort and other forms of liability, which may give rise to actionable claims for damages. Such claims could have a material adverse effect on the Company.
- **Absence of Public Market; Restrictions on Transferability** There is presently no market for the Shares, and no such market can be expected to develop upon completion of this offering. Moreover, the Shares have not been registered under the Act or the securities laws of any state (the "State Acts"). No assurance can be given that they will be registered. Absent such registration, the Shares will not be publicly saleable for an indefinite period of time from the closing of this offering. In addition, no assurance can be given that any exemption from registration for public or private sale of such securities will be available. Purchasers of the Shares must be prepared to bear the economic risks of an investment for an indefinite period of time, since the securities cannot be sold unless they are subsequently registered or an exemption from registration is available.
- **Dependence on Key Personnel** The Company's business will depend upon the efforts of Bill Patridge, the Company's President and CEO, the Company's engineering team, and other key personnel. The Company has no written employment agreements with any of its executive officers or key personnel, other than the invention assignment agreements with the engineering team. The Company does not maintain key-person life insurance on any of its executive officers or key personnel. The loss of the services of any key personnel could materially harm the Company's business. The Company's future success also depends on its ability to identify, attract, hire, train, retain, and motivate other highly skilled technical, managerial, marketing, and customer service personnel. Competition for such personnel is intense, and the Company cannot guarantee that the Company will be able to successfully attract, integrate, or retain such qualified personnel.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES O

Equity Securities

Shares Issued	2,545,800
Stock Options Outstanding*	2,249,000
Shares Issuable on Conversion of Notes	122,000
Total	**4,916,800**

* 1,999,000 options at $1.25/share; 100,000 options at $2.50/share; 150,000 options at $4.00/ share

Ownership

Murthy Family Trust, 27.71% ownership, Common Stock, upon exercising all options and converting all notes

Classes of securities

Common stock: 2,545,800 shares of Common Stock presently outstanding

Options: 2,249,000 options for common stock issued

Convertible Notes: 122,000 shares eligible for conversion at a rate of $1.25/ share.

Common Stock

The Company is authorized to issue up to 30,000,000 shares of common stock. There are a total of 2,545,800 shares currently outstanding.

Voting Rights *(of this security)*

Each holder of the Company's Common Stock has one vote in respect of each share of stock held of record on the books of the Company for the election of directors and on all matters submitted to a vote of our stockholders.

Dividend Rights

The Company has not paid any dividends on our Common Stock to date, and we do not anticipate distributing dividends until we generate significant revenue. Until that time, we intend to retain any earnings to finance the development and expansion of our business.

Rights to Receive Liquidation Distributions

In the event of any dissolution, liquidation or winding up of our affairs, holders of Common Stock will be entitled, unless otherwise provided by law or our certificate of incorporation, including any certificate of designations for a series of preferred stock, to receive all of our remaining assets of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

Rights and Preferences

The rights, preferences and privileges of Common Stockholders are subject to the rights of the stockholders of any series of preferred stock that may in the future be issued and outstanding.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. When the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. Increases in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. As disclosed above, the Company has both stock options, including warrants, and convertible notes that have been issued and may dilute ownership.

If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of Securities

For a year, the securities can only be resold:

In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser, to a trust controlled by the
- purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the first two products for manufacturing in the second quarter of 2018. We do have an oral 10,000 piece order for one of the products already, with prototypes in progress, and verbal commitments for additional orders as soon as the final product has met all specifications. Additionally, we have a signed contract from a Rickshaw manufacturer that they will implement our products in their manufacturing once they are available. Our profit margin is approximately $25 per unit. Based on our forecast, with the liquidity of the anticipated amount raised in this offering, we anticipate that we can operate the business for 30 months without revenue generation.

All of these numbers are based on our current burn rate, estimates from manufacturers, and other factors. Major expenses are employee salaries related to our research and development. Beyond that, parts for testing and building are our second largest expense with the engineers needing to try and break what they have built to see how far they are able to push our products above competitors. Once this next stage of funding is received, we hope to get our product to market within 3 months.

Financial Milestones

The Company is investing for continued growth of the brand, and is generating sizeable net income losses as a result. Management believes the Company will begin generating revenue by the third quarter of 2018.

Our first test order for the Charge controller of 10,000 units is valued at $750,000 based on a $75 per unit sales price and a cost basis of $50 per unit. We anticipate a larger reorder within a few months of the first sale; at which time, we will receive a price break on our unit cost which will continue to decrease as our order sizes increase. Benchmarks are based on initial interest and potential market share. We also have an investor who owns multiple stores that sell batteries and golf carts and he plans to implement our products in his distribution in the U.S. through a licensing agreement.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires this infusion of capital to continue business operations to finish our first two products with our manufacturer. Prototypes are being used now for testing, upon final approval of testing, we will manufacture our first two finished products in both the United States and India.

If the Company is successful in this offering, we likely will not seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company when we have reached our current benchmarks and are moving towards a larger growth plan. Within 3 months of completing our fundraising we will provide our completed products to our distributors and retailers which should result in the Company realizing a net profit. We will only seek to raise additional capital in the event of needing to move more quickly in the marketplace against a competitor or with one of our other patented products.

The use of the proceeds will include travel to finalize the intended partnerships, finish the work on the current products adding the data collection feature and doing our first manufacturing product runs, and pursuing more third party verification of our technology.

Indebtedness

The Company has outstanding promissory notes for $187,800 payable to investors. A portion of these notes are convertible into 122,000 shares of Common Stock ($1.25 per share). The notes have been issued in compliance with allRegulations, and currently bear interest at 3% per annum. A repayment schedule, if applicable, has not been determined.

Indebtedness	
Debt Not Convertible	$35,300
Convertible Debt	$152,500
Total	**$187,800**

Recent Securities Offerings

- On May 22 2017 the Company issued 135,000 voting shares of Common Stock at $2.50 per share pursuant to Regulation D. Use of proceeds: The net proceeds from the sale of that offering were used for: i) research and development; ii) marketing; iii) general and administrative expenses; and iv) general corporate purposes. Development activities included, but were not limited to, product development, third party engineer reviews, patent legal fees, and establishing relationships with vendors.

Valuation

$6,364,500.00 (does not take into account shares issuable upon outstanding options and

conversion rights)

We have not undertaken any efforts to produce a valuation of the Company. The pre-money valuation merely reflects the opinion of the Company as to what would be the fair market value of the Company's shares. The purchase price for the shares offered hereby was subjectively determined by the Company based on their potential market share; a market penetration of .00034% and .00078% in solar and wind respectively will generate over 1.2 million in revenue for 2018, and over 10 million in 2019. The purchase price bears no relationship to the Company's assets, book value, prospective earnings or any other established criterion of value, except for the Board of Directors' subjective analysis of the overall value of the Company's intellectual property. The Company did not utilize the services of a valuation consultant in arriving at the purchase price for the shares.

USE OF PROCEEDS

	Minimum Amount Sold	Maximum Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:	$0	
R& D & Production **see additional breakdowns below	$0	$515,000
Marketing	$0	$120,000
Working Capital	$4,400	$90,800
University Testing	$0	$160,000
Patents and IP Protection	$5,000	$120,000
Total Use of Net Proceeds	$9,400	$1,005,800

**If we manage to raise $1,070,000 in this offering, we believe that with the inclusion of our anticipated sales income the amount will enable the Company to operate for at least 30 months. We plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

Pre Production Prototype	$25,000
Engienerring Review From Third Party	$75,000
Production Run	$20,000
1,000 Piece Inventory	$50,000
Independent Testing by University	$160,000
Research and Development on Electric Motor	$150,000
Marketing Into New Markets	$120,000
Further Develop Current Markets	$120,000
Legal Fees (new patents and reviewing agreements)	$120,000
Working Capital	$85,000
Plastic Molding Tools	$75,000
Total	**$1,000,000**

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at http://apparent-energy.com within 120 days of the end of the Company's most recent fiscal year. For current Annual reports go to apparent-energy.com in the "about us" section and select annual reports.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Apparent Energy, Inc.

[See attached]

APPARENT ENERGY
REVOLUTIONIZING THE WAY POWER MOVES

FINANCIAL STATEMENTS

of

Apparent Energy, Inc.
(a Nevada Corporation)

For the Years Ended December 31, 2016 and 2015

with

Independent Accountant's Review Report

APPARENT ENERGY, INC.
FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

TABLE OF CONTENTS

Independent accountant's review report 1

Balance sheets 3

Statements of income and retained earnings 4

Statements of cash flows 5

Notes to the financial statements 6

CRAMER & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

3232 Hillcrest Park Drive
Medford, OR 97504
[office] 541-779-6600
[fax] 541-779-6610
www.cramer-cpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Management
Apparent Energy, Inc.
295 E. Main, Suite 17
Ashland, Oregon 97520

We have reviewed the accompanying financial statements of Apparent Energy, Inc. (a Nevada corporation), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, except for the issue noted in the Known Departure From Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Known Departure from Accounting Principles Generally Accepted in the United States of America

As more fully disclosed in Note 1 to the financial statements, accounting principles generally accepted in the United States of America require that fixed assets be depreciated over their estimated useful lives. The Company has computed depreciation in accordance with the Modified Accelerated Cost Recovery System required for federal income tax purposes, which does not allocate depreciation to expense over the estimated useful lives of the assets. The effect of this departure from accounting principles generally accepted in the United States of America on financial position, results of operations and cash flows has not been determined.

Limitations of the Financial Statements

Because the significance and pervasiveness of the matters described in the Known Departures From Accounting Principles Generally Accepted in the United States of America paragraph makes it difficult to assess their impact on the financial statements, users of the accompanying financial statements should recognize that they might reach different conclusions about the Company's financial position, results of operations, and cash flows if they had access to revised financial statements prepared in conformity with accounting principles generally accepted in the United States of America.

Cramer & Associates
Medford, Oregon
November 21, 2017

APPARENT ENERGY, INC.
BALANCE SHEET
December 31, 2016 and 2015

		2016		2015
ASSETS				
CURRENT ASSETS				
Cash	$	1,639	$	54,262
Accounts receivable		-		898
Deferred tax asset		146,000		62,000
Total current assets		147,639		117,160
PROPERTY AND EQUIPMENT, net of accumulated depreciation		9,187		7,319
OTHER ASSETS				
Patents in process		12,676		27,158
Patents, net of accumulated amortization		35,236		-
Total other assets		47,912		27,158
Total assets	$	204,738	$	151,637
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	20,647	$	-
Accrued payroll liabilities		7,492		7,405
Total current liabilities		28,139		7,405
LONG-TERM LIABILITIES				
Notes payable - related parties		50,000		37,257
Total long-term liabilities		50,000		37,257
Total liabilities		78,139		44,662
STOCKHOLDER'S EQUITY				
Common stock, 10,000,000 shares authorized; no par; 2,032,000 and 999 shares issued and outstanding, December 31, 2016 and 2015, respectively		735,725		335,725
Retained earnings		(609,126)		(228,750)
Total stockholder's equity		126,599		106,975
Total liabilities and stockholder's equity	$	204,738	$	151,637

APPARENT ENERGY, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Years Ended December 31, 2016 and 2015

	2016	2015
SALES	$ -	$ -
EXPENSES		
Research and development	173,796	58,001
Employee expenses	90,579	78,908
Consulting	64,638	1,290
Travel & entertainment	42,338	9,363
Administrative	10,868	3,976
Lease & rent	8,235	7,867
Depreciation / amortization	2,957	4,985
Advertising / marketing	2,196	-
Professional fees	2,133	-
Occupancy	1,556	953
Total expenses	399,296	165,343
INCOME BEFORE PROVISION FOR INCOME TAXES	(399,296)	(165,343)
PROVISION FOR INCOME TAXES		
Deferred tax benefit	(84,000)	(52,000)
NET INCOME (LOSS)	(315,296)	(113,343)
RETAINED EARNINGS (ACCUMULATED DEFICIT)		
Beginning of year	(228,750)	(113,848)
Adjustments (see note 5)	(65,080)	(1,559)
End of Year	$ (609,126)	$ (228,750)

APPARENT ENERGY, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (315,296)	$ (113,343)
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	2,957	4,985
Deferred tax benefit	(84,000)	(52,000)
Changes in:		
Accounts receivable	898	-
Accounts payable	20,734	7,331
Net cash provided by operating activities	(374,707)	(153,027)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(3,399)	(11,729)
Investment of patents and trademarks	(22,180)	(19,158)
Net cash used by investing activities	(25,579)	(30,887)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from stockholder loans	12,743	37,257
Stock issuance	334,920	68,930
Net cash used by financing activities	347,663	106,187
INCREASE IN CASH	(52,623)	(77,727)
CASH, beginning of year	54,262	131,989
CASH, end of year	$ 1,639	$ 54,262

APPARENT ENERGY, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Apparent Energy, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Nature of Operations

The Company was initially set up as Apparent Energy, LLC in Oregon on October 30, 2012. The LLC was dissolved on November, 18, 2013 and contemporaneously replaced with an Oregon foreign business corporation, Apparent Energy, Inc., a Nevada corporation established on November 1, 2013. The Company's primary focus is the development of patents relating to energy devices which they intend to license to other manufacturers. To date, the Company has strictly been involved in research and development relating to the creation of its patents.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. On this basis, revenue is recorded when earned and expenses are recorded when the obligation is incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The carrying values of cash and cash equivalents approximate fair value.

Accounts Receivable

Accounts receivable are recorded as the amount the Company expects to collect on balances outstanding at year-end based on the Company's sales volume, contract terms, and collection history.

Bad debts are provided for using the allowance method based on historical experience and management's evaluation of outstanding accounts receivable. Management believes that the balance is fully collectible and therefore no allowance for doubtful accounts has been recorded at December 31, 2016 or 2015.

Property and Equipment

Property and equipment are stated at cost and include major expenditures which increase productivity or substantially increase useful lives. Maintenance, repairs and minor replacements are charged to expense when incurred. When equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of income.

Depreciation is determined using the Modified Accelerated Cost Recovery System required for federal income tax purposes, which may not reflect the useful lives of the assets. This is a departure from generally accepted accounting principles.

Intangible Assets

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives. Intangibles assets include patent and trademark costs. The intangible costs are being amortized using the straight-line method over 15 years.

Legal and other costs for patents not yet issued, but in process, are accumulated until placed in service, which is typically at issuance of the approval notice by the United States Patent Office.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Payable

Accounts payable consists of trade payables and revolving credit cards balances.

Advertising

The Company expenses advertising costs as incurred. Advertising and marketing expenses was $164 and $0 for the years ending December 31, 2016 and 2015, respectively.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Income Taxes

The Company files income tax returns in the United States federal jurisdiction, as well as the state of Oregon.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. The Company's Federal and Oregon tax returns generally remain open for examination for three years after they were filed.

The Company accounts for any interest and penalties to IRS assessments in their respective expense account.

Deferred taxes are provide on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. The deferred tax benefit is the estimated benefit of net operating loss carryforward against future income. No valuation allowance was established as of December 31, 2016 or 2015, as full realization of the future deductions is anticipated. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

As of December 31, 2016, the Company reported net operating loss carryovers on their tax returns totaling $647,804: $122,003 generated in 2014, expires in 2034; $180,593 generated in 2015, expires in 2035; and $345,208 generated in 2016, expires in 2036.

While the Company follows *FASB ASC 720 – Other Expenses* relating to start-up costs to be expensed as incurred, tax reporting under section 195(b)(1) generally requires such costs to be capitalized until the Company can substantiate it is considered to be carrying on a trade or business under Section 162(a). The Company reported all expenses on its tax returns for 2014 through 2016, which effectively created the net operating loss carryforwards. Management intends to amend its returns for those years to properly reflect the allowable expenses. The deferred tax benefits included on the financial statements was calculated based on this assumption.

The provision / benefit for income taxes consisted of a deferred tax benefit in the amounts of $33,000 Federal and $19,000 state as of December 31, 2015, and deferred tax benefit in the amounts of $59,000 Federal and $25,000 state as of December 31, 2016.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Date of Management's Review

Management has evaluated subsequent events through November 21, 2017 the date on which the financial statements were available to be issued.

NOTE 2—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2015:

	12/31/2014	Additions	Deletions	12/31/2015
Buildings and improvements	$ 2,420	$ 6,982	$ -	$ 9,402
Furniture and equipment	-	4,747	-	4,747
	2,420	$ 11,729	$ -	14,149
Less: accumulated depreciation	1,845	$ 4,985	$ -	6,830
	$ 575			$ 7,319

Depreciation expense for the year ended December 31, 2015 was $4,985.

Property and equipment consisted of the following at December 31, 2016:

	12/31/2015	Additions	Deletions	12/31/2016
Buildings and improvements	$ 9,402	$ -	$ -	$ 9,402
Furniture and equipment	4,747	3,399	-	8,146
	14,149	$ 3,399	$ -	17,548
Less: accumulated depreciation	6,830	$ 1,531	$ -	8,361
	$ 7,319			$ 9,187

Depreciation expense for the year ended December 31, 2016 was $1,531.

NOTE 3—INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2015:

	12/31/2014	Additions	Deletions	12/31/2015
Patents in process	$ 8,000	$ 19,158	$ -	$ 27,158
Issued patents	-	-	-	-
	8,000	$ 19,158	$ -	27,158
Less: accumulated depreciation	-	$ -	$ -	-
	$ 8,000			$ 27,158

Amortization expense for the year ended December 31, 2015 was $0.

Intangible assets consisted of the following at December 31, 2016:

	12/31/2015	Additions	Deletions	12/31/2016
Patents in process	$ 27,158	$ 22,180	$ 36,662	$ 12,676
Issued patents	-	36,662	-	36,662
	27,158	$ 54,842	$ 36,662	49,338
Less: accumulated depreciation	-	$ 1,426	$ -	1,426
	$ 27,158			$ 47,912

Amortization expense for the year ended December 31, 2016 was $1,426.

Estimated future amortization expenses are as follows:

Years ending December 31,	Amount
2017	$ 2,444
2018	2,444
2019	2,444
2020	2,444
2021	2,444
Thereafter	23,016
Total	$ 35,236

NOTE 4—RELATED PARTY TRANSACTIONS

Note Payable - Related Parties

Stockholders and potential stockholders / related parties provide funds throughout the years to the Company for operations. Formal notes have not been drafted. Terms of repayment or conversion to stock sales are determined on an as-needed basis by the Board of Directors.

At December 31, 2016, notes of $27,000 from Nagaraj Murthy, stockholder, and $23,000 from Bill Patridge, stockholder and CEO of the Company were included on the balance sheet. At December 31, 2015, $37,250 was included on the balance sheet representing an adjustment to stock purchases for current shareholders. See also Note 5, below.

Leases

The Company leases office space on verbal month to month terms from Hani Hajje, one of the Company's original founders, stockholder and director. At December 31, 2016, the lease includes base rent of $1,100 per month plus utilities, insurance and taxes being passed on to the Company. For the years ended December 31, 2016 and 2015, the Company incurred a total of $8,235 and $7,867, respectively, under this lease agreement.

NOTE 5—COMMON STOCK AND STOCK PURCHASE AGREEMENTS

As of December 31, 2016, the Company's securities consist of common stock with no par value. All of the Company's common stock is voting stock with equal voting rights.

At December 31, 2015, 999 shares were issued and outstanding. Management's review of the transactions relating to the certificates showed a disparity between the shares issued and the amounts received. During 2016, the Company re-issued certificates based on the amounts they determined should have been issued, as well as issuing new shares. The totals amounts issued represent common stock in the amounts of $400,000 and $335,725 for the years ended December 31, 2016 and 2015, respectively. Additionally, adjustments to retained earnings were needed to reconcile the differences between the capital paid for the stock and amounts originally recorded. These amounts, $65,080 and $1,559 are reported on the statement of income and retained earnings for the years ended December 31, 2016 and 2015, respectively.

The Company has an incentivized plan offering options to buy stock in the Company. The Company is currently party to agreements with various stockholders, potential stockholders, related parties and employees to issue stock at a predetermined rate. The options generally have a vesting period up to 3 years and expire 5 - 10 years from the date the option is granted. At December 31, 2016, 710,000 shares were authorized as unexpired options. No amounts related to these options has been recorded on the financial statements as they are only a right to purchase and do not represent any liability or equity on the Company's books until the options are exercised. Upon exercising an option, the Company will accordingly record the stock purchase.

NOTE 6—GOING CONCERN MATTERS

The Company has been doing research and development for its patents since its inception. No revenue has been generated to date and substantial expenses have been incurred. The owners have continued to contribute capital and seek additional investment funding to continue their efforts. Management represents that various contracts are in the process of being negotiated and are confident that licensing of the patents to prospective companies will occur beginning in 2018, which will in turn alleviate any future going concern matters.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Apparent Energy is pending **StartEngine Approval.**



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Apparent Energy

Revolutionizing Renewable Energy

Small OPO · Ashland, OR · Environment · Accepting International Investment


TAXI



Bringing Renewable Energy to India

Invest in Apparent Energy

Imagine walking into your home after a long day's work. It's pitch black, and the only small glimmer of light you have is being illuminated from an old rusty kerosene lamp hanging from a hook on your bedroom wall.

Imagine trying to make dinner, getting ready for bed, brushing your teeth and reading with nothing but a small flame to light your way. How do you

Dark, of course. But also a bit scary and lonely.

In the United States and most of the developed world, electricity practically flows from our fingertips. One flick of a switch and bright lights illuminate any room we step into. The moment our devices begin to run out of power, we can simply plug them into an outlet and have full battery in no time.

But, for developing third-world countries like India, electricity is not just scarce... For over 400 million households, it is completely non-existent.

Before reading any further, take a moment and think about what your life and your children's life would look like in the dark. Take a moment to think about everything that accessible electricity has allowed you to accomplish and the high quality of life it has given you...

Apparent Energy is on a mission to revolutionize the way power moves and by doing so, we are bringing renewable energy to developing countries like Africa, India, and South America. We have created a device that makes electricity more accessible than it ever has been before. But, we need your help. If you are interested in investing in a company that is changing the world –– **invest in Apparent Energy.**

The Opportunity

Investment
$2.50 / share of Common Stock | When you invest you are betting the company's future value will exceed $7.2M.

This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

We Intend to Partner With the Largest Energy Brands in India

Here at Apparent Energy, we have been fortunate enough to accomplish so much in such a short amount of time. We plan to partner with some of the largest energy companies in India to help bring renewable and accessible energy to their country. These companies include Kaynes Technology, Exide Industries Limited and Tata Power Solar. We are working to establish licensing agreements with these companies to use the technology that we've created, thereby creating a partnership with them. Not much of the developed world is familiar with Tata, but for those who don't know... It's India's largest integrated power company. Our goal is to partner with titans like Tata to tackle this large problem.











We Are Helping 3rd World Countries Skip the Fossil Fuel Step

When you think about how developed countries like the United States got to where they are today, you think of two things –– a ton of hard work and more pollution than we would care to admit. Our mission is to help third-world countries like India innovate without massive pollution. Essentially, we will help them to skip the fossil fuel step.

To do this effectively, we are working to simplify solar installation and increase battery-bank life in the rickshaw (the vehicle you see in the picture below). To achieve this we have created a device called the Hybrid Boost. Using our patented DEC circuitry, we can panel mount our smaller, lighter, more efficient boost circuitry with MPPT and capture DATA from the panel to the bank. This allows for simple plug-&-play installation, constant battery maintenance & monitoring, and more range. It improves the efficiency of India's solar panels by 30% and increases the Rickshaw's battery-bank life by up to five times.

You might be wondering... How much pollution is a rickshaw actually creating? Well, there are 100 million two-stroke rickshaws polluting India's skies, and they're actively being converted to battery powered. The problem is the battery banks being used have lifespans of only six months and require four car batteries. With our technology and a solar panel, these rickshaw battery banks can last up to five times the current lifespan.

(**Source**)

At Apparent Energy, we have solved the three major causes of lead-acid battery-bank failure (corrosion, stratification, and sulfation) using our patented DEC technology. By adapting the frequency and agitation to the specific needs of a cell when used as a charge-controlling device, tests indicate that our technology can improve battery life up to 25%-30%. Below you will find a few of the many advantages that our DEC technology offers.

(Source)




APPARENT ENERGY
Hybrid Pulse
Charge Controller
12-24v -10a
Solar Charge Controller
PWM-MMPT Hybrid
MPPT Active
Float Mode
Battery Sensor
PVM Active / Not-Active

The Major Advantages of Our Dielectric Energy Converter (DEC):

- **Inductor-less Solution:** Replaces bulky, rigid, heavy inductors.
- **Low Cost of Goods:** Eliminates copper wound inductors which decreases cost and time to assemble using pick and place.
- **Bi-Directional:** It can be variably boost the voltage up or down
- **Wider Range:** We can convert voltage from 10-600 volts
- **Dual-Charging Capabilities:** It can be used to both charge and discharge batteries.
- **Scalable / Flexible:** It uses standard industry components and is battery agnostic and software driven, enabling rapid development cycles for new products and applications.
- **Small / Light:** Our technology eliminates all passive components like isolation transformers and bulk capacitors, resulting in lower transportation and installation costs.
- **Data Capture:** We can monitor power moved from source to load.
- **Versatile:** Can be used to charge batteries or run a variable load.
- **Efficiency:** We have tested up to 98-99% energy efficiency for longer periods of time.

Our Market and Industry

For the markets we are interested in targeting, we firmly believe that our DEC Technology will provide significant competitive advantages over old, dated and more established power conversion technology solutions currently in place. Our DEC technology will offer lower costs with better performance compared to the traditional conversion solutions sold by power conversion technology providers.

Due to the fact that our technology is so disruptive to the industry, we believe we will not have much competition when starting out. Over time, however, it is likely that our competitors will attempt to develop similar technologies. However, we expect they will find it is less expensive to simply buy components on license from Apparent Energy.

"There are one hundred million rickshaws in India. If we only make a $1 a rickshaw we will make $100,000,000." – Bill Patridge (President & CEO of Apparent Energy)





Apparent Energy
Solar Energy Test Rickshaws
Ashland, Oregon USA 2017

Help Us Propel India Forward and Make the World a Cleaner Place


TAXI-METER

2015

Patent Received

We received notice that our technology had been patented.

2016

Embarking on India

As a team, we took a trip to India to build and cultivate partnerships.

2017

First Funding

We initiated a $3 million funding round. Within the first 2 months of the round, investors contributed $350,000.

2017

OIT Partnership

Our team decided to partner with OIT for a 3rd party study.

2017

StillWell Baker Engineering

StillWell Baker Engineering provided our firm with feedback, as well as verification of testing.

2018

Campaign Launch

Apparent Energy officially launches on StartEngine.

April 2018

Begin Final Production

We plan to begin final production of two products through Kaynes Technology. (ANTICIPATED)

April 2018

Growth

Using Salesforce, we plan to grow our client list. (ANTICIPATED)

Summer 2018

OIT Published Report

We plan to provide a published paper from OIT of our technology that will be spoken about at the Asian, European, and North American Energy Conferences. (ANTICIPATED)

December 2018

Expansion

We plan to expand our markets into several countries as well as the U.S. market by the end of 2018. (ANTICIPATED)

In the Press

Mail Tribune
Discover Life Daily

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Meet Our Team



Bill Patridge

President & CEO

Over a career that spans four decades, Bill has served as President and CEO of four privately held companies, which he later took public on NASDAQ: Future Communities, a building conglomerate, Growth Sciences, a scientific and research development company, Patco Industries, a law enforcement products company, and Applied Laser Systems. Bill was directly responsible for raising over $30,000,000 for Applied Laser Systems. Since 2014 Bill has been the President and CEO of Apparent Energy. He is also President & CEO of Hedgebrook Inc., a shell company, from 2012 - Present



Nick Baida

Vice President of Product Development

Nick Baida is the owner of 7 businesses 6 patents. Since Nick became an Officer Company in August 2017, the Company has moved forward in a positive note by creating structure and teamwork to achieve our goals. Nick is also one of the engineers behind our patents. Nick has been the CEO and owner of Sunshine Large Load Laundry since 2007 - Present, and NBC Incorporated, a company that buys and sells houses, for profit, since 1998 - Present.



Hani Hajje

Founder and Board Member

Hani Hanjje is a co-founder of Apparent Energy and has been a board member of the Company since 2012.



Holly Duer

Accounting

Holly has been working for Bill in various endeavors for over a decade and is a perfectionist with great attention to detail.



Adam Reed

Head Engineer

Adam was with Bill going back to their success with making the laser pointer and other patented technologies. They have spent their lives inventing and building companies with complimentary skills.



Clay Baker

Engineer

Clay is one of the main brains behind the DEC patented technology. He is a excellent engineer with experience over education and has been with the Company since 2015.



Gerard Jilek

Engineer

Gerard has decades of experience in digital printing, engineering, and the CAD. Gerard like many of those on the team are looking at Apparent Energy as the future of renewable energy's.



Nagaraj Murphy

Director

Nagaraj Murphy has been a board member since 2014. He is a dentist that practicing in Southern California and an investor in various companies.



William Go

Director

William Go started as an engineer with Cisco Systems. Since that time he has worked in the investment world managing investments. Since 2014 William Go has been a managing partner of Johnny Carino's restaurant chain. William Go has been a board member of Apparent Energy since 2017.



Tyler Stone

Engineer

Tyler has worked in the music industry and just began working this summer. He has been building circuit boards for the crew.

Brett B

Investor

Brett helped found the company and is now working on his own projects and businesses.

Offering Summary

THE OFFERING

Maximum 428,000* shares of common stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 4,000 shares of common stock ($10,000)

Company	Apparent Energy, Inc.
Corporate Address	295 East Main St #1 Ashland, OR 97520
Description of Business	Renewable Energy Company
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$2.50
Minimum Investment Amount (per investor)	$100.00

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist. Please see "Transferability of Securities."

	Number of Shares	Price to Public	Underwriting discounts and commissions*	Proceeds to the Company**
Per Share	1	$2.50	$0.00	$2.50
Minimum Offering	4,000	$10,000	$0.00	$10,000
Maximum Offering	428,000	$1,070,000	$0.00	$1,070,000

* We will not use commissioned sales agents or underwriters.

** Does not include expenses of the offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be $70,000 in the aggregate if we achieve the maximum offering amount. See "Use of Proceeds."

The 10% Bonus for StartEngine Shareholders

The Company. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with a minimum of $1,000 investment in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

This means that such shareholders of StartEngine will receive a bonus for any shares purchased in the first 24 hours. For example, if a StartEngine investor buys 40 shares of Common Stock at $2.50 / share, he or she will receive 4 Common Stock bonus shares, meaning he or she will own 44 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid to StartEngine Crowdfunding Inc. investors for one year from the time the investor receives their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

DC or Direct Current electricity is used in mobile electronics such as cell phones, vehicles, and alternative energy. To date there is no DC transformer to transform the energy efficiently and as a result innovations in alternative energy are hindered. Our DEC technology gives us an opportunity to take a whole new tangent with electricity and deliver it much more efficiently. We have a way of approaching the problems that is what we call disruptive technology. And so now that as we come into a time when there is more DC happening, I mean solar panels put out DC, Batteries put out DC, we realized that we needed a really good DC transformer and not just an AC transformer which is retrofitted to work with DC, but a true DC transformer we felt would really solve some of what we are coming up against as far as alternative energy needs. So a year ago our team went to India on an exploratory trip where we have some business advisors who invited us over to speak with companies and find out what the market might be like for a new product. So some of the What if's that came out of that trip were things like what if could make the batteries in an electric rickshaw last longer and that means both allowing a driver to get more hours during the day of driving as well as the batteries not dying on him in 6 months, which they seem to be doing. Well the main thing with the battery is over charge and undercharge so finding a way of developing software that readily addresses those issues is the main one. You have the power source like a panel or a wind generator or something, you have the load which is a battery bank or a motor or the electrical grid and really what you need is an interface to deliver that power from your source to your load in an efficient form. One of the things that we have been addressing here is finding ways of solving things issues with batterie and our products are addressing that and at that point maybe making a battery that has the DEC on every single cell inside creates a must more robust battery pack. Well is't true our team are all geeks and we love building little inventions of all sorts of things and we are all doing it on the side as well as working for the company. We are having fun. We are doing state of the art technology that really leads us into new ways of doing things in energy management. We have great opportunities in these huge markets and at the same time we have an opportunity really help people and increase their standard of living. So we are working with companies who are bringing in single solar panels into a house where a system can run at night and provide the kids with two hours of light at night for studying. Cell phones, rickshaws, I mean the list is limitless essentially if it uses electricity our DEC can fit in there, can deliver the power more efficiently, can be smaller, can be lighter, can eliminate a lot of environmental issues with having to use copper and can deliver that power more efficiently.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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